Filed by SoftBank Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Media contacts:

Japan: SoftBank Press office

+ 81 3 6889 2300

US:	Sard Verbinnen & Co.

Jim Barron +1.212.687.8080

Megan Bouchier +1.415.618.8750

Paul Kranhold +1.415.618.8750

INDUSTRY EXPERT FINDS DISH’S CLAIMED SYNERGIES WITH SPRINT

UNSUBSTANTIATED AND UNREALISTIC

Analysis and Additional Shareholder Information Now Available at

www.SoftbankSprintTransaction.com

Tokyo – May 7, 2013 – A new study by a leading industry expert, Scott C. Chandler, Managing Director of Franklin Court Partners, LLC, disputes recent claims made by DISH Network Corporation (NASDAQ: DISH) (“DISH”) regarding the value of synergies that might be created in the event of a merger between DISH and Sprint Nextel Corporation (NYSE: S) (“Sprint”). The analysis finds that DISH’s estimate of the net present value of synergies created in the proposed DISH/Sprint merger “is unusually high and there are multiple reasons to believe that DISH’s projections are neither achievable nor credible.”

The Franklin Court Partners study, along with other shareholder information, can be found at a new transaction website launched today by SoftBank. Below is a brief summary of the report’s findings.

•	DISH’s projected cost synergies are predominantly non-network based and are far higher than non-network synergies projected by acquirers in other large wireless transactions.

•	The claimed synergies are likely harder to achieve than in other recent wireless transactions because a DISH/Sprint merger would combine two dissimilar companies which operate in different sectors.

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DISH projects that it will achieve its cost synergies at a much faster rate. DISH projects achievement of 70% of the cost synergies in the first year, more than twice the rate in other wireless mergers.

•	DISH fails to account for integration costs, which could be in the range of $2.5 - $3.5 billion.

•	DISH’s claimed revenue synergies are unreasonably large, far exceeding claims made in prior wireless transactions.

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DISH provides little information regarding the components of its projected revenue synergies. The revenue growth to achieve these synergies runs counter to the current industry structure of slow growth and saturation in each of the competitive Pay TV and wireless telecommunications sectors.

In preparing the analysis, Franklin Court Partners was assisted by the staff of the economic consulting firm Cornerstone Research.

SoftBank continues to believe its agreement with Sprint creates significantly greater value for Sprint stockholders than the highly-leveraged preliminary proposal put forward by DISH and remains committed to completing its transaction on the terms previously disclosed. SoftBank anticipates closing on July 1, 2013, subject to satisfaction of closing conditions, including receipt of all necessary regulatory approvals.

The Franklin Court Partners study, which was commissioned by SoftBank, can be found along with other information relevant to the SoftBank-Sprint transaction at: www.SoftbankSprintTransaction.com

The Registration Statement and proxy materials related to the merger agreement are available at Sprint’s website at www.sprint.com/investors. If you have any questions or need assistance in voting your shares, please call Sprint’s proxy solicitor and the information agent for the offering, Georgeson Inc., toll free at 1-866-741-9588 (banks and brokers call 212-440-9800). You can also contact SoftBank’s proxy solicitor Morrow & Co., LLC toll free at 1-800-662-5200 (banks and brokers call 203-658-9400).

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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